UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

61748W108
(CUSIP Number)

Steven B. Kauff
NorthStar Capital Investment Corporation
399 Park Avenue, 18th Floor
New York, New York 10022
Telephone: (212) 547-2600
(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

August 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box: ¨.

1.	NAME OF REPORTING PERSON: W. Edward Scheetz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a)	[ ]
				(b)	[ ]

3	SEC USE ONLY

4.	SOURCE OF FUNDS: OO/PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)				[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7.	SOLE VOTING POWER:
1,449,044 Shares

		8.	SHARED VOTING POWER:
0 Shares*

		9.	SOLE DISPOSITIVE POWER:
2,087,403 Shares

		10.	SHARED DISPOSITIVE POWER:
459,342 Shares*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,546,745

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES				[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)				7.93%

14.	TYPE OF REPORTING PERSON: IN

Introductory Statement

                  This statement on Schedule 13D (the “Schedule 13D”) relates to the subject matter previously described in the Schedule 13D (as amended, the “Previous Schedule 13D”) originally filed jointly by Mr. W. Edward Scheetz, Mr. David T. Hamamoto, NorthStar Capital Investment Corp. (“NCIC”), NCIC MHG Subsidiary LLC (“NCIC MHG Subsidiary”) and NorthStar Partnership, L.P. (“NorthStar LP”) on February 27, 2006, together with all amendments to the Previous Schedule 13D, including Amendment No. 7 thereto filed on the date this Schedule 13D is being filed.

                  This Schedule 13D is being filed solely by Mr. W. Edward Scheetz (the “Reporting Person”), with respect to his beneficial ownership, previously reported under the Previous Schedule 13D, and changes in such beneficial ownership since the filing of Amendment No. 6 to the Previous Schedule 13D, of the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”).

ITEM 1.   Security and Issuer.

                  This Schedule 13D relates to the Common Stock of the Company, a Delaware corporation. The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, New York 10018.

ITEM 2.   Identity and Background.

                  (a)   This Schedule 13D is being filed solely by Mr. W. Edward Scheetz, a natural person. Mr. Scheetz beneficially owns a portion of his shares of Common Stock through WES Holdings LLC, a limited liability company fully-owned by him, and its three majority-owned subsidiaries, Bayard Holdings MVIII LLC (“Bayard”), Baxter Holdings MVIII LLC (“Baxter”) and Crosby Holdings LLC (“Crosby Holdings”).

                  (b)   W. Edward Scheetz’s business address is: 218 Clapboard Ridge Road, Greenwich, Connecticut 06831.

                  (c)   W. Edward Scheetz is the Treasury and a director of NCIC.

                  (d)   During the past five years, Mr. Scheetz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)   During the past five years, Mr. Scheetz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (f)   Mr. Scheetz is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.

                  The shares of Common Stock reported in this Schedule 13D were acquired with the personal funds of the Reporting Person or were acquired by the Reporting Person other than by purchase as described below in Item 5. The information included in Item 5 below is incorporated herein by reference.

ITEM 4.   Purpose of the Transaction.

                  As of the date of this Schedule 13D, the Reporting Person does not have any present plan or proposal which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person (and his affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by him (or his affiliates) from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of his positions in the shares of Common Stock or other securities and/or may cause his affiliates to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. With respect to any of the Reporting Person’s affiliates, any of such sales, transfers or other distributions may occur pursuant to such affiliate’s plan of liquidation. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of his Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable law.

ITEM 5.   Interest in Securities of the Issuer.

                  (a)   Ownership percentages of Common Stock reported herein are based on 31,080,047 shares outstanding as of August 8, 2008 and reported in the Company’s Form 10-Q filed on August 8, 2008.

                  Of the 2,546,745 shares of Common Stock reported as being the aggregate amount beneficially owned by Mr. Scheetz in row (11) of the cover pages to this Schedule 13D, representing in the aggregate approximately 7.93% of the outstanding shares of Common Stock, Mr. Scheetz may be considered to have shared dispositive power but no voting power over 459,342 non-voting units, reported in row (10) of the cover pages to this Schedule 13D, and sole dispositive power over 2,087,403 shares of Common Stock, reported in row (9) of the cover pages to this Schedule 13D. The 2,087,403 shares of Common Stock reported in row (9)

of the cover pages to this Schedule 13D include 1,449,044 shares of Common Stock, over which Mr. Scheetz has sole dispositive power and sole voting power and 638,359 shares of Common Stock, over which Mr. Scheetz only has sole dispositive power but no voting power. Of the 638,359 shares of Common Stock over which Mr. Scheetz only has sole dispositive power but no voting power, 560,859 shares of Common Stock represent Mr. Scheetz’s beneficial ownership of 258,327 vested stock options and 302,532 vested LTIP units convertible into Common Stock, and 77,500 shares are shares of Common Stock as to which Mr. Scheetz has a right to acquire exercisable within 60 days. The 1,449,044 shares of Common Stock over which Mr. Scheetz has sole voting power are reported in row (7) of the cover pages to this Schedule 13D.

                  The 459,342 non-voting units over which Mr. Scheetz is deemed to have shared dispositive power, as reported in row (10) of the cover pages to this Schedule 13D, represent Mr. Scheetz’s portion (through WES Holdings LLC) of the 954,065 non-voting units currently held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP. Residual Hotel Interest LLC received such 954,065 non-voting units in connection with the Company’s initial public offering (the “IPO”) of Common Stock, which was completed on February 17, 2006. The non-voting units are membership units in the operating company of the Company, Morgans Group LLC, which became redeemable on February 17, 2007, at the election of the holder, for one share of Common Stock or, at the election of the Company in its capacity as managing member of Morgans Group LLC, for cash equal to the fair market value of one share of Common Stock. WES Holdings LLC (and thus Mr. Scheetz) may be deemed to have an indirect shared economic interest in 459,342 of these membership units via its participation in NCIC, the general partner of NorthStar LP, and as a limited partner of NorthStar LP. Mr. Scheetz disclaims beneficial ownership of the shares of Common Stock that may be issued in redemption of the membership units.

                  Of the 1,449,044 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Scheetz has sole voting power and sole dispositive power, 1,395,509 shares of Common Stock are beneficially owned by Mr. Scheetz through WES Holdings LLC, a limited liability company fully-owned by him, and were acquired as follows:

•	In connection with the IPO, Mr. Scheetz, as a limited partner of NorthStar LP, received a distribution of 904,270 shares of Common Stock from NorthStar LP for no consideration and sold 167,928 shares in the IPO as a selling stockholder. Mr. Scheetz contributed the shares of Common Stock received by him from NorthStar LP to WES Holdings LLC for no consideration and WES Holdings LLC became a limited partner of NorthStar LP.
•	On November 12, 2007, WES Holdings LLC filed a Form 144, pursuant to which
350,100 shares were sold by WES Holdings LLC in open market transactions between
November 15, 2007 and December 13, 2007.
•	Between December 14, 2007 and March 18, 2008, WES Holdings LLC sold 71,074 shares of Common Stock in open market transactions.
•	On March 18, 2008, NCIC MHG Subsidiary distributed 700,000 shares of Common
Stock to WES Holdings LLC.
•	Between March 19, 2008 and August 8, 2008, WES Holdings LLC sold
181,459 shares of Common Stock in open market transactions.

•	On July 10, 2008, NCIC MHG Subsidiary, a wholly-owned subsidiary of NorthStar LP, and WES Holdings LLC formed Bayard. NCIC MHG Subsidiary
contributed 85,908 shares of Common Stock to Bayard and, in exchange therefor, received a 90.9% preferred capital interest and a 5% class A membership interest. WES Holdings LLC contributed 8,591 shares of Common Stock to Bayard and, in exchange therefor, received a 9.1% capital interest and a 95% class B membership interest.
The holder of Class B membership interest has the right to appoint the sole manager of Bayard, which is currently Mr. Scheetz.
•	On July 10, 2008, NorthStar LP and WES Holdings LLC formed Baxter. NorthStar LP contributed 457,603 shares of Common Stock to Baxter,
and, in exchange therefor, received a 90.9% preferred capital interest and a 5% class A membership interest.
WES Holdings LLC contributed 45,760 shares of Common Stock to Baxter and, in exchange therefor, received a 9.1% capital interest and a 95% class B membership interest.
The holder of Class B membership interest has the right to appoint the sole manager of Baxter, which is currently Mr. Scheetz.

•	In addition, 18,289 shares of Common Stock were purchased in open market transactions by Crosby Holdings, a limited liability company formed by NorthStar LP and WES
Holdings LLC, in which WES Holdings LLC has the right to appoint the sole manager of
Crosby Holdings, which is currently Mr. Scheetz.

                  As a result of the above, WES Holdings LLC directly beneficially owns 779,358 shares of Common Stock, Bayard owns 94,499 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Bayard, Baxter owns 503,363 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Baxter, and Crosby Holdings owns 18,289 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Crosby Holdings. WES Holdings LLC is thus deemed to beneficially own a total of 1,395,509 shares of Common Stock, including through Bayard, Baxter and Crosby Holdings, of the 1,449,044 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Scheetz has sole voting power and sole dispositive power.

                  In addition, of the 1,449,044 shares of Common Stock reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Scheetz has sole voting power and sole dispositive power, 27,718 shares of Common Stock are directly beneficially owned by Mr. Scheetz and were purchased in open market transactions, 15,817 shares of Common Stock may be considered indirectly beneficially owned by Mr. Scheetz, through two trusts which directly own such shares of Common Stock for the benefit of Mr. Scheetz’s two minor children, 10,000 shares of Common Stock may be considered indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such shares of Common Stock.

                  As set forth in the paragraphs above, of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D, 77,500 shares are shares of Common Stock as to which there is a right to acquire exercisable within 60 days, in addition to that portion of the stock options and LTIP units that vest in the next 60 days.1

                  The Reporting Person did not beneficially own any shares of Common Stock as of August 8, 2008, other than as set forth herein.

                  (b)   Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days (including the number of shares corresponding to that portion of stock options and LTIP units that vest in the next 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock that may be issued in redemption of the units in which the Reporting Person has an indirect economic interest.

___________________________________
1 In addition, Mr. Scheetz owns options to acquire 1,057,100 shares of Common Stock, exercisable in January 2009, June 2009 and June 2010 which are not reported in rows (11) and (13) of the cover pages to this Schedule 13D as they are not exercisable within 60 days.

                  (c)   Except as reported herein or for the open market sales and purchases by Mr. Scheetz set forth below, no transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to and including August 8, 2008.

Date	Shares Purchased	Shares Sold	Price
06/09/08	500		$12.75
06/10/08	5,000		$12.70
06/10/08	5,000		$12.60
06/11/08	5,000		$12.50
06/11/08	1,600		$12.50
06/13/08		1,000	$12.75
06/16/08	3,000		$12.50
06/16/08	3,000		$12.50
06/16/08	100		$12.40
06/17/08	200		$12.50
06/18/08	2,500		$12.35
06/18/08	2,500		$12.30
06/18/08	10,000		$12.25
06/19/08	3,000		$12.15
06/19/08	1,200		$12.10
06/20/08	10,000		$11.98
06/20/08	5,000		$11.82
06/23/08	10,000		$11.75
06/23/08	2,841		$11.50
06/24/08	5,000		$11.05
06/24/08	10,000		$11.20
06/24/08	5,000		$11.35
06/24/08	5,000		$11.20
06/24/08	5,000		$11.10
06/25/08	805		$11.10
06/25/08	15,000		$11.28
06/25/08	5,000		$11.20
06/26/08	5,000		$10.62
06/26/08	15,000		$10.73
06/27/08	3,000		$10.40
06/27/08	5,000		$10.26
06/27/08	3,000		$10.30
06/27/08	10,000		$10.50
07/01/08	10,000		$9.90
07/02/08		3,000	$11.25
07/02/08		3,000	$10.50
07/02/08		5,000	$10.35
07/02/08		6,000	$11.03

07/02/08	3,000	$10.40
07/03/08	2,000	$11.79
07/07/08	5,000	$11.01
07/07/08	3,000	$11.40
07/07/08	10,000	$11.00
07/07/08	3,000	$11.15
07/07/08	3,000	$11.03
07/07/08	20,000	$11.06
07/08/08	2,000	$10.85
07/08/08	2,000	$10.75
07/08/08	3,000	$10.70
07/08/08	15,000	$11.08
07/09/08	2,000	$10.64
07/09/08	2,000	$10.65
07/09/08	2,000	$10.75
07/09/08	2,000	$10.61
07/09/08	5,000	$10.90
07/10/08	2,000	$11.00
07/10/08	5,000	$11.00
07/11/08	9,000	$10.54
07/11/08	3,000	$10.35
07/11/08	3,000	$10.75
07/11/08	8,100	$10.54
07/14/08	3,000	$11.42
07/14/08	3,000	$11.10
07/14/08	3,000	$11.05
07/14/08	10,000	$11.13
07/15/08	5,000	$10.87
07/15/08	2,000	$10.75
07/15/08	3,000	$11.00
07/15/08	2,000	$10.50
07/15/08	4,200	$10.85
07/16/08	3,000	$10.80
07/16/08	2,000	$11.75
07/16/08	400	$11.75
07/16/08	3,000	$11.01
07/16/08	2,000	$11.75
07/16/08	3,000	$10.80
07/16/08	12,000	$11.14
07/17/08	8,000	$12.16
07/17/08	5,000	$12.50
07/17/08	5,000	$12.50
07/18/08	5,000	$13.00
07/18/08	8,000	$12.92
07/18/08	3,000	$12.76
07/22/08	1,400	$14.10

07/22/08		5,000	$14.00
07/23/08		5,000	$14.60
07/23/08		3,000	$14.50
07/23/08		3,999	$14.70
07/23/08		5,000	$14.60
07/23/08		5,000	$15.00
07/25/08		10,000	$13.15
07/25/08		10,000	$13.40
07/25/08		10,000	$13.25
07/25/08		10,000	$13.15
07/30/08		5,000	$14.00
07/30/08		400	$13.50
07/30/08		2,600	$13.51
07/30/08		3,000	$13.60
07/31/08		5,000	$14.50
07/31/08		5,000	$15.00
07/31/08		3,000	$14.50
07/31/08		3,000	$15.00
07/31/08		3,000	$15.00
07/31/08		3,000	$14.25
08/01/08	5,000		$14.50
08/01/08	5,000		$14.50
08/01/08	5,000		$14.50
08/01/08	10,000		$14.50
08/04/08		3,000	$14.70
08/05/08		5,000	$13.76
08/07/08		6,000	$14.86
08/07/08		2,000	$14.80
08/07/08		5,000	$14.80
08/07/08		5,000	$14.75
08/08/08		2,500	$15.50
08/08/08		3,000	$16.10
08/08/08		6,500	$15.67
08/08/08		3,000	$16.00
08/08/08		40,000	$15.66

                  (d)   No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  NorthStar LP is a party to a Registration Rights Agreement, dated as of February 17, 2006, entered into by and between the Company and NorthStar LP (the “Registration Rights Agreement”), with respect to certain of the shares of Common Stock and non-voting units reported in this Schedule 13D. The terms of the Registration Rights Agreement are summarized as follows:

                  Demand Registration. Since the six-month anniversary of the IPO, NorthStar LP and its affiliates have certain rights, subject to certain limitations, to request that the Company register shares of Common Stock owned by them; provided that the number of shares included in such a demand registration would yield gross proceeds to the entities requesting registration of at least $25,000,000. If the value of shares of Common Stock held by those entities is less than $25,000,000 but greater than $15,000,000, the request for registration shall be for all of the shares held by the entities requesting registration. Upon such request, the Company will be required to its reasonable best efforts to file a registration statement within 30 days of such a request, and cause the registration statement to be declared effective by the SEC as soon as practicable thereafter. Subject to certain conditions, the Company may withdraw a previously filed registration statement or postpone the initial filing of that registration for up to 90 days if, based on the Company’s good faith judgment, such withdrawal or postponement would avoid premature disclosure of a matter that the Company had determined would not be in its best interests to disclose at such time.

                  Piggy-back Registration. Since the six-month anniversary of the IPO, whenever the Company proposes to register any of the shares of Common Stock (other than on a Form S-8 or Form S-4), NorthStar LP and its affiliates have the right to include shares of Common Stock owned by them on the registration statement.

                  Shelf Registration. Since the Company became eligible to file a registration statement on Form S-3, NorthStar LP or its affiliates are entitled to request that the Company file and maintain a registration statement for the resale of all or any portion of shares of Common Stock owned by them, subject to certain limitations. Upon such request, the Company will be required to use its reasonable best efforts to file such a registration statement within 30 days of the request, and cause it to be declared effective by the SEC as soon as reasonably practicable thereafter.

                  Transfer of Registration Rights. To the extent NorthStar LP or its affiliates distribute shares of Common Stock to its members, investors or beneficial owners, those distributees will obtain the benefits of these registration rights if they are otherwise restricted from freely transferring those distributed shares of Common Stock.

                  Expenses. In connection with a demand, piggy-back or shelf registration, any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing the entities requesting registration in excess of the amount specified below shall be borne by those entities. All other expenses of such registration, including the applicable federal and state filing fees and up to $15,000 fees and disbursements of one counsel to the entities requesting registration, shall be borne by the Company.

                  The foregoing descriptions of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as exhibit hereto and incorporated by reference in its entirety into this Item 6. Except as described herein, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.   Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008

/s/ W. Edward Scheetz W. Edward Scheetz

Exhibit Index

Exhibit 1.	Description Registration Rights Agreement, dated as of February 17, 2006, by and between
Morgans Hotel Group Co. and NorthStar Partnership, L.P.